SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

April 27, 2011

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

On March 27, 2011, the  audit committee and board of directors of R.V.B. Holdings Ltd. ("RVB" or the “Company”) approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the "Regulations"), the compensation terms of Mr. Gedaliahu Shelef, a member of the board of directors of RVB, as follows: Mr. Gedaliahu Shelef shall be entitled to compensation equal to the "Maximum Amount" under the Companies Regulations (Rules Regarding the Compensation and Expenses of External Directors), 2000 for companies similarly classified based on their shareholding equity and to reimbursement of travel expenses in accordance with these regulations (the "Compensation Terms").

The Company’s audit committee and board of directors determined that the Compensation Terms complies with the terms of Section 1A of the Regulations.

Under Section 1C of the Regulations, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of the Compensation Terms pursuant to Section 1A; provided, however, that such objection has been submitted to the Company within 14 days as of the date of this announcement. If such objection is received by the Company within such 14 day period, the Compensation Terms will require shareholders’ approval pursuant to Section 273 of the Israeli Companies Law of 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

Date: April 27, 2011